1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            ☐  Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact:	Janet Chen, IR Director
Siliconware Precision Industries Co., Ltd.	janet@spil.com.tw
No.45, Jieh Show Rd.	+886-3-5795678#3675
Hsinchu Science Park, Hsinchu	Byron Chiang, Spokesperson
Taiwan, 30056	byronc@spil.com.tw
www.spil.com.tw	+886-3-5795678#3671

Siliconware Precision Industries Reports a 2.1% Quarter-over-Quarter growth in Revenues Resulting in Basic Earnings per Share of NT$ 1.18 or Diluted Earnings per Share of NT$ 0.93. Basic Earnings per ADS is US$ 0.19 and Diluted Earnings per ADS is US$ 0.15

Taichung, Taiwan, July 29, 2015—Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced that its consolidated sales revenues for the second quarter of 2015 were NT$ 21,240 million, which represented a 2.1% growth in revenues compared to the first quarter of 2015 and a 3.1% decline in revenues compared to the second quarter of 2014. SPIL reported a net income of NT$ 3,677 million for the second quarter of 2015, compared with a net income of NT$ 2,615 million and a net income of NT$ 3,375 million for the first quarter of 2015 and the second quarter of 2014, respectively.

Basic earnings per share for this quarter was NT$ 1.18, and diluted earnings per ordinary share was NT$ 0.93. Basic earnings per ADS for this quarter was US$ 0.19, and diluted earnings per ADS was US$ 0.15.

All figures were prepared in accordance with T-IFRS on a consolidated basis.

Operating results review:

•	For the second quarter of 2015, net revenues from IC packaging were NT$ 18,726 million and represented 88% of total net revenues. Net revenues from testing operations were NT$ 2,514 million and represented 12% of total net revenues.

•	Cost of goods sold was NT$ 15,459 million, representing an increase of 0.7% compared to the first quarter of 2015 and a decrease of 4.9% compared to the second quarter of 2014.

•	Raw materials costs were NT$ 6,704 million for the second quarter of 2015 and represented 31.6% of total net revenues, whereas raw materials costs were NT$ 6,768 million and represented 32.5% of total net revenues for the first quarter of 2015.

•	The accrued expenses of bonuses to employees accounted for under cost of goods sold totaled NT$ 258 million.

•	Gross profit was NT$ 5,781 million for the second quarter of 2015, representing a gross margin of 27.2%, which increased from a gross margin of 26.2% for the first quarter of 2015 and was up from 25.8% for the second quarter of 2014.

•	Total operating expenses for the second quarter of 2015 were NT$ 2,185 million, which included selling expenses of NT$ 260 million, administrative expenses of NT$ 941 million and R&D expenses of NT$ 984 million. Total operating expenses represented 10.3% of total net revenues for the second quarter of 2015.

•	The accrued expenses of bonuses to employees, directors accounted for under operating expenses totaled NT$ 143 million.

•	Operating income was NT$ 3,596 million for the second quarter of 2015, representing an operating margin of 16.9%, which increased from 16.7% for the first quarter of 2015 and decreased from 18.0% for the second quarter of 2014.

•	Non-operating items:

•	Our non-operating income was NT$ 961 million, including net income of NT$ 559 million on fair value change of financial liabilities at fair value through profit or loss, and cash dividends of NT$ 295 million and NT$ 38 million from ChipMos Taiwan and Unimicron Technology Corporation respectively.

•	Net income before tax was NT$ 4,332 million for the second quarter of 2015, which increased from a net income before tax of NT$ 3,014 million for the first quarter of 2015 and increased from a net income before tax of NT$ 4,061 million for the second quarter of 2014.

•	Income tax expense was NT$ 655 million for the second quarter of 2015, compared with income tax expense of NT$ 399 million for the first quarter of 2015 and income tax expense of NT$ 686 million for the second quarter of 2014.

•	Net income was NT$ 3,677 million for the second quarter of 2015, which increased from a net income of NT$ 2,615 million for the first quarter of 2015 and increased from a net income of NT$ 3,375 million for the second quarter of 2014.

•	Total number of shares outstanding was 3,116 million shares as of June 30, 2015. Basic earnings per share for this quarter was NT$ 1.18, and diluted earnings per ordinary share was NT$ 0.93. Basic earnings per ADS for this quarter was US$ 0.19, and diluted earnings per ADS was US$ 0.15.

Capital expenditure and balance sheet highlight:

•	Our cash balances totaled NT$ 28,103 million as of Jun 30, 2015 from NT$ 28,264 million as of Mar 31, 2015, and NT$ 18,651 million as of Jun 30, 2014.

•	Capital expenditures for the second quarter of 2015 totaled NT$ 2,824 million, which included NT$ 1,985 million for packaging equipment and NT$ 839 million for testing equipment.

•	Total depreciation expenses for the second quarter of 2015 totaled NT$ 3,239 million, which included NT$ 2,382 million was from packaging operations and NT$ 857 million from testing operations.

IC packaging service:

•	Net revenues from IC packaging operations were NT$ 18,726 million for the second quarter of 2015, which represented an increase of NT$ 357 million or 1.9% compared to the first quarter of 2015.

•	Substrate-based packaging, leadframe-based packaging and wafer bumping & Flip Chip accounted for 25%, 18% and 45%, respectively, of total net revenues for the second quarter of 2015.

•	Capital expenditures for IC packaging operations totaled NT$ 1,985 million for the second quarter of 2015, which included NT$ 1,385 million for packaging and building construction and NT$ 600 million for wafer bumping operations.

•	As of June 30, 2015 we had 7,375 wirebonders installed, of which no new ones were added or disposed in the second quarter of 2015.

IC testing service:

•	Net revenues from testing operations were NT$ 2,514 million for the second quarter of 2015, which represented an increase of NT$ 78 million or 3.2% compared to the first quarter of 2015.

•	Capital expenditures for testing operations totaled NT$ 839 million for the second quarter of 2015.

•	As of June 30, 2015 we had 539 testers installed, of which 13 were added and 1 was disposed in the second quarter of 2015.

Revenue Analysis

•	Breakdown by end applications:

By application	2Q15	1Q15
Communication	66%	66%
Computing	10%	10%
Consumer	21%	21%
Memory	3%	3%

•	Breakdown by packaging type:

By packaging type	2Q15	1Q15
Bumping & Flip Chip	45%	43%
Substrate Based	25%	26%
Leadframe Based	18%	19%
Testing	12%	12%

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, Taiwan Stock Exchange:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to shipment. Products include advanced leadframe, substrate packages, wafer bumping and FCBGA, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectation and projections about future events. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties, assumptions about us and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•	possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission each year.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to TIFRS on a consolidated basis. The investment gains or losses of our company for the three months ended June 30, 2015 reflect our gains or losses attributable to the second quarter of 2015 unaudited financial results of several of our investees which are evaluated under the equity method. Neither the consolidated financial data for our company for the three months ended June 30, 2015, nor the consolidated financial data for our company for the six months ended June 30, 2015 is necessarily indicative of the results that may be expected for any period thereafter.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED BALANCE SHEET

As of June 30, 2015 and 2014

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	June 30, 2015			June 30, 2014		Sequential
ASSETS	USD	NTD	%	NTD	%	Change	%
Current Assets
Cash and cash equivalent	910,674	28,103,413	22	18,651,358	17	9,452,055	51
Accounts receivable	598,274	18,462,722	14	18,598,034	17	(135,312)	-1
Inventories	145,037	4,475,835	3	4,355,506	4	120,329	3
Other current assets	73,342	2,263,353	2	1,907,471	1	355,882	19

Total current assets	1,727,327	53,305,323	41	43,512,369	39	9,792,954	23

Non-current Assets
Available-for-sale financial assets	262,698	8,106,868	6	9,929,333	9	(1,822,465)	-18
Long-term investment under equity method	1,465	45,222	—	599,271	—	(554,049)	-92
Property, plant and equipment	2,112,852	65,202,599	51	57,166,569	51	8,036,030	14
Intangible assets	6,186	190,908	—	286,009	—	(95,101)	-33
Other assets	56,071	1,730,335	2	1,416,349	1	313,986	22

Total non-current assets	2,439,272	75,275,932	59	69,397,531	61	5,878,401	8

Total Assets	4,166,599	128,581,255	100	112,909,900	100	15,671,355	14

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Current Liabilities
Short-term loans	85,000	2,623,100	2	2,538,525	2	84,575	3
Financial liabilities at fair value through profit or loss-current	27,605	851,880	1	—	—	851,880	—
Accounts payable	227,934	7,034,054	5	7,857,210	7	(823,156)	-10
Current portion of long-term debt	126,547	3,905,237	3	4,943,790	5	(1,038,553)	-21
Other current liability	782,021	24,133,175	19	18,119,669	16	6,013,506	33
Non-current Liabilities
Bonds payable	379,975	11,726,043	9	—	—	11,726,043	—
Long-term loans	293,014	9,042,410	7	12,010,901	11	(2,968,491)	-25
Other liabilities	43,515	1,342,871	1	1,397,224	1	(54,353)	-4

Total Liabilities	1,965,611	60,658,770	47	46,867,319	42	13,791,451	29

Stockholders’ Equity
Capital stock	1,009,838	31,163,611	24	31,163,611	27	—	—
Capital reserve	511,069	15,771,577	12	15,771,441	14	136	—
Legal reserve	323,000	9,967,775	8	8,797,005	8	1,170,770	13
Retained earnings	241,442	7,450,886	6	5,403,303	5	2,047,583	38
Other equity	115,639	3,568,636	3	4,907,221	4	(1,338,585)	-27

Total Equity	2,200,988	67,922,485	53	66,042,581	58	1,879,904	3

Total Liabilities & Shareholders’ Equity	4,166,599	128,581,255	100	112,909,900	100	15,671,355	14

Forex (NT$ per US$)		30.86		29.865

(1)	All figures are under T-IFRS.
(2)	Starting in 2015, SPIL prepares financial statements in accordance with 2013 IFRSs version endorsed by Taiwan. Under IFRS, the impact of newly effected GAAP shall be restroactively applied. The consolidated condensed balance sheets of June 30, 2014 have been updated accordingly.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED INCOME STATEMENT

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on June 30							Sequential Comparison
	2Q2015				2Q 2014		YOY	2Q 2015	1Q 2015		QOQ
	USD	NTD		%	NTD		change %	NTD	NTD		change %
Revenues	688,829		21,240,037	100.0		21,928,049	-3.1	21,240,037		20,805,242	2.1
Cost of Goods Sold	(501,348)		(15,459,056)	-72.8		(16,260,831)	-4.9	(15,459,056)		(15,358,793)	0.7

Gross Profit	187,481		5,780,981	27.2		5,667,218	2.0	5,780,981		5,446,449	6.1

Operating Expenses
Selling Expenses	(8,420)		(259,626)	-1.2		(229,888)	12.9	(259,626)		(248,448)	4.5
Administrative Expenses	(30,536)		(941,586)	-4.4		(642,151)	46.6	(941,586)		(819,976)	14.8
Research and Development Expenses	(31,918)		(984,176)	-4.7		(852,576)	15.4	(984,176)		(908,788)	8.3

	(70,874)		(2,185,388)	-10.3		(1,724,615)	26.7	(2,185,388)		(1,977,212)	10.5

Operating Income	116,607		3,595,593	16.9		3,942,603	-8.8	3,595,593		3,469,237	3.6

Non-operating Income	31,184		961,552	4.5		305,501	214.7	961,552		123,664	677.6
Non-operating Expenses	(7,289)		(224,727)	-1.0		(186,631)	20.4	(224,727)		(578,749)	-61.2

Income from Continuing Operations before Income Tax	140,502		4,332,418	20.4		4,061,473	6.7	4,332,418		3,014,152	43.7
Income Tax Expenses	(21,240)		(654,928)	-3.1		(686,838)	-4.6	(654,928)		(399,652)	63.9

Net Income	119,262		3,677,490	17.3		3,374,635	9.0	3,677,490		2,614,500	40.7

Other comprehensive income

Exchange difference on translation of foreign financial statements	(3,152)		(97,201)			(191,223)				(151,472)

Unrealized gain (loss) on available-for-sale financial assets	(44,251)		(1,364,486)			2,691,622				471,451

Income tax relating to items that may be reclassified to profits or loss	668		20,610			(17,348)				(6,064)

Total other comprehensive income	(46,735)		(1,441,077)			2,483,051				313,915

Total comprehensive income	72,527		2,236,413			5,857,686				2,928,415

Earnings Per Ordinary Share- Basic		NT$	1.18		NT$	1.08			NT$	0.84

Earnings Per Ordinary Share- Diluted		NT$	0.93		NT$	1.08			NT$	0.83

Earnings Per ADS- Basic		US$	0.19		US$	0.18			US$	0.13

Earnings Per ADS- Diluted		US$	0.15		US$	0.18			US$	0.13

Weighted Average Outstanding Shares - Diluted (‘k)			3,374,893			3,128,788				3,143,401

Forex (NT$ per US$)			30.835			30.10				31.52

(1)	All figures are under TIFRS.
(2)	1 ADS is equivalent to 5 Common Shares.
(3)	Starting in 2015, SPIL prepares financial statements in accordance with 2013 IFRSs version endorsed by Taiwan. Under IFRS, the impact of newly effected GAAP shall be restroactively applied. The consolidated condensed Income Statement of June 30, 2014 have been updated accordingly.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED INCOME STATEMENT

For the Six Months Ended on June 30, 2015 and 2014

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	6 months ended on June 30, 2015 and 2014
	2015				2014		YOY
	USD	NTD		%	NTD		Change %
Net Sales	1,348,831		42,045,279	100.0		39,988,419	5.1
Cost of Goods Sold	(988,573)		(30,817,849)	-73.3		(30,324,337)	1.6

Gross Profit	360,258		11,227,430	26.7		9,664,082	16.2

Operating Expenses
Selling expenses	(16,301)		(508,074)	-1.2		(439,480)	15.6
Administrative expenses	(56,548)		(1,761,562)	-4.2		(1,200,399)	46.7
Research and development expenses	(60,748)		(1,892,964)	-4.5		(1,686,279)	12.3

	(133,597)		(4,162,600)	-9.9		(3,326,158)	25.1

Operating Income	226,661		7,064,830	16.8		6,337,924	11.5

Non-operating Income	25,852		770,018	1.9		613,554	25.5
Non-operating Expenses	(16,393)		(488,278)	-1.2		(335,431)	45.6

Income Before Income Tax	236,120		7,346,570	17.5		6,616,047	11.0
Income Tax Expenses	(33,919)		(1,054,580)	-2.5		(1,147,079)	-8.1

Net Income	202,201		6,291,990	15.0		5,468,968	15.0

Other comprehensive income
Exchange difference on translation of foreign financial statements	(7,957)		(248,673)			(66,161)
Unrealized gain (loss) on available-for-sale financial assets	(29,295)		(893,035)			3,845,039
Income tax relating to items that may be reclassified to profits or loss	476		14,546			(56,609)

Total other comprehensive income	(36,776)		(1,127,162)			3,722,269

Total comprehensive income	165,425		5,164,828			9,191,237

Earnings Per Ordinary Share- Basic		NT$	2.02		NT$	1.75

Earnings Per Ordinary Share- Diluted		NT$	1.76		NT$	1.75

Earnings Per ADS- Basic		US$	0.32		US$	0.29

Earnings Per ADS- Diluted		US$	0.28		US$	0.29

Weighted Average Outstanding Shares - Diluted (‘k)			3,383,196			3,128,955

Forex ( NT$ per US$)			31.114			30.18

(1)	All figures are under TIFRS.
(2)	1 ADS is equivalent to 5 Common Shares.
(3)	Starting in 2015, SPIL prepares financial statements in accordance with 2013 IFRSs version endorsed by Taiwan. Under IFRS, the impact of newly effected GAAP shall be restroactively applied. The consolidated condensed Income Statement of June 30, 2014 have been updated accordingly.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For 6 Months Ended on June 30, 2015 and 2014

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	6 months, 2015		6 months, 2014
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net income before tax	236,121	7,346,570	6,616,047
Depreciation	206,931	6,450,813	5,711,508
Amortization	10,065	313,776	289,323
Change in working capital & others	(97,839)	(3,007,932)	(2,832,971)

Net cash flows provided from operating activities	355,278	11,103,227	9,783,907

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(203,766)	(6,360,288)	(6,501,999)
Proceeds from disposal of equipments	3,013	94,926	237,655
Increase of equity investment	—	—	(63,818)
Payment for other changes	(10,870)	(340,586)	(279,951)

Net cash used in investing activities	(211,623)	(6,605,948)	(6,608,113)

Cash Flows from Financing Activities:
Repayment of long-term loan	(205,817)	(6,454,250)	(1,589,083)
Increase (decrease) in deposit-in	(592)	(18,372)	114,397

Net cash used in financing activities	(206,409)	(6,472,622)	(1,474,686)

Foreign currency exchange effect	(2,432)	(75,957)	(24,997)

Net increase (decrease) in cash and cash equivalents	(65,186)	(2,051,300)	1,676,111

Cash and cash equivalents at beginning of period	956,594	30,154,713	16,975,247

Cash and cash equivalents at end of period	891,408	28,103,413	18,651,358

Forex (NT$ per US$)		31.114	29.865

(1)	All figures are under TIFRS.
(2)	Starting in 2015, SPIL prepares financial statements in accordance with 2013 IFRSs version endorsed by Taiwan. Under IFRS, the impact of newly effected GAAP shall be restroactively applied. The consolidated condensed Cash Flow Statement of June 30, 2014 have been updated accordingly.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: July 29, 2015	By:	/s/ Ms. Eva Chen

Eva Chen
Chief Financial Officer